SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Final Amendment)1[FN]

                          Casella Waste Systems, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value

                         (Title of Class of Securities)

                                    14744810

                                 (CUSIP Number)

                                December 31, 1998

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)







--------
[FN]

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 14744810                                             Page 2 of 4 Pages


1)   Name of Reporting Person                        BCI Growth III, L.P.
     I.R.S. Identification
     No. of Above Person (Entities Only)

2)   Check the Appropriate Box                           (a) [   ]
     if a Member of a Group                              (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                            Delaware
     of Organization

Number of                    5)    Sole Voting                -0-
Shares Beneficially                Power
Owned by Each
Reporting Person
With:

                             6)    Shared Voting
                                   Power                      -0-

                             7)    Sole Disposi-
                                   tive Power                 -0-

                             8     Shared Dis-
                                   positive Power             -0-


9)   Aggregate Amount Beneficially                            -0-
     Owned by Each Reporting Person

10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                           -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                                  PN

CUSIP No. 14744810                                             Page 3 of 4 Pages


                         Final Amendment to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed on February 11, 1998 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4    -    Ownership.

               (a)  Amount Beneficially Owned:

                    -0-

               (b) Percent of Class:

                    -0-

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    -0-

               (ii) shared power to vote or to direct the vote:

                    -0-

               (iii) sole power to dispose or to direct the disposition of:


                     -0-

               (iv) shared power to dispose or to direct the disposition of:

                     -0-

Item 5    -    Ownership of Five Percent or Less of a Class:

          This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 14744810                                             Page 4 of 4 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            BCI GROWTH III, L.P.

                                            By  Teaneck Associates, L.P.,
                                                General Partner



                                            By  /s/ Donald P. Remey
                                                General Partner


Date: February 11, 1999